UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 6, 2008
Commission File Number: 001-10086
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	Item 8 of Part II of the Registration Statement on Form F-3 (File No. 333-144978), Item 6 of Part II of the Registration Statement on Form S-8 (File No.333-149634) and Item 6 of Part II of the Registration Statement on Form S-8 (File No. 333-81825) of Vodafone Group Public Limited Company (the “Company”) are each hereby amended in their entirety to read as follows:

Indemnification of Officers and Directors

Articles 151 and 152 of Vodafone Group Public Limited Company’s (the “Company”) Articles of Association provides:
“151	Indemnity

151.1	Subject to the provisions of, and so far as may be permitted by and consistent with, the Companies Acts, rules made by the UK Listing Authority and local law as applicable, every director, Secretary and officer of the Company and of each Associated Company of the Company may be indemnified by the Company out of its own funds against:
•	any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company other than in the case of a director of the Company or any Associated Company:
(i)	any liability to the Company or any Associated Company; and
(ii)	any liability of the kind referred to in Section 234(3) of the Companies Act 2006; and
•	any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.
151.2	Subject to the provisions of, and so far as may be permitted by and consistent with, the Companies Acts, the rules of the UK Listing Authority and local law as applicable, every director, Secretary and officer of the Company and of each Associated Company of the Company may be indemnified by the Company out of its own funds against:
•	any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company, if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6) of the Companies Act 2006), in so far as such liability relates to the Company’s or any such Associated Companies’ activities as trustee of such occupational pension scheme and other than in the case of a director of the Company or any Associated Company any liability of the kind referred to in Section 235(3) of the Companies Act 2006; and

•	any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.
151.3	Where a director, Secretary or officer is indemnified against any liability in accordance with this Article 151, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.
151.4	In this Article Associated Company shall have the meaning given by Section 256 of the Companies Act 2006.
151.5	So far as the Companies Acts allow, the Secretary and other officers, who are not directors of the Company or an Associated Company of the Company are exempted from any liability to the Company or any Associated Company of the Company where that liability would be covered by the indemnity in Article 151.1.

152	Insurance and Defence Funding
152.1	For the purpose of this Article each of the following is a Relevant Company:
•	the Company;

•	any holding company of the Company;
•	any company in which the Company or its holding company or any of the predecessors of the Company or of its holding company has or had any interest, whether direct or indirect; and
•	any company which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or such other company.
152.2	Without limiting Article 151 in any way, the directors can arrange for the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:
•	directors, officers or employees of any Relevant Company; or
•	trustees of any pension fund or employees’ share scheme in which employees of any Relevant Company are interested.
This includes, for example, insurance against any liability incurred by them for any act or omission:
•	in performing or omitting to perform their duties; and/or
•	in exercising or omitting to exercise their powers; and/or
•	in claiming to do any of these things; and/or
•	otherwise in relation to their duties, powers or offices.
152.3	Subject to the provisions of and so far as may be permitted by the Companies Act, rules made by the UK Listing Authority and local law as applicable, the Company:

•	may provide a director, Secretary or officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in:
(i)	defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or an Associated Company of the Company; or
(ii)	in connection with any application for relief under the provisions mentioned in Section 205(5) of the Companies Act 2006; and
•	may do anything to enable any such director, Secretary or officer to avoid incurring such expenditure.
152.4	The terms set out in Section 205(2) of the Companies Act 2006 shall apply to any provision of funds or other things done under Article 152.3.
152.5	Subject to the provisions of and so far as may be permitted by the Companies Acts, rules made by the UK Listing Authority and local law as applicable, the Company:
•	may provide a director, Secretary or officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company; and
•	may do anything to enable any such director, Secretary or officer to avoid incurring such expenditure.
152.6	In this Article Associated Company shall have the meaning given thereto by Section 256 of the Companies Act 2006.”
Article 2 of the Company’s Articles of Association provides, inter alia, the following definitions:

“Companies Act 2006	The company law provisions of the Companies Act 2006 (as defined therein), for the time being in force.

Companies Acts	The Companies Acts as defined in Section 2 of the Companies Act 2006 (where provisions are for the time being in force), the CREST Regulations and other legislation relating to companies and affecting the Company (including any orders, regulations or other subordinated legislation made under them) in force from time to time.

company	Includes any company, corporate body and any corporation established anywhere in the world.

the Company	Vodafone Group Public Limited Company.

CREST Regulations	The Uncertificated Securities Regulations 2001.

Relevant Company	This is defined in Article 152.1, for the purposes of Article 152.

Secretary	Any person appointed by the directors to do work as the company secretary including where the context allows any assistant or deputy secretary.

subsidiary undertaking	A subsidiary undertaking as defined in Section 1162 of the Companies Act 2006.

UK Listing Authority	The Financial Services Authority in its capacity as the competent authority for official listing under Part VI of the Financial Services and Markets Act 2000.”
With effect from October 1, 2007, the following provisions of the Companies Act 2006 provide as follows:
“232	Provisions protecting directors from liability
(1)	Any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
(2)	Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company, or of an associated company, against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is void, except as permitted by:
(a)	section 233 (provision of insurance);
(b)	section 234 (qualifying third party indemnity provision); or
(c)	section 235 (qualifying pension scheme indemnity provision).
(3)	This section applies to any provision, whether contained in a company’s articles or in any contract with the company or otherwise.
(4)	Nothing in this section prevents a company’s articles from making such provision as has previously been lawful for dealing with conflicts of interest.
233	Provision of insurance
Section 232(2) (voidness of provisions for indemnifying directors) does not prevent a company from purchasing and maintaining for a director of the company, or of an associated company, insurance against any such liability as is mentioned in that sub-section.

234	Qualifying third party indemnity provision
(1)	Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying third party indemnity provision.

(2)	Third party indemnity provision means provision for indemnity against liability incurred by the director to a person other than the company or an associated company.

Such provision is qualifying third party indemnity provision if the following requirements are met.

(3)	The provision must not provide any indemnity against —
(a)	any liability of the director to pay —
(i)	a fine imposed in criminal proceedings, or
(ii)	a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or
(b)	any liability incurred by the director —
(i)	in defending criminal proceedings in which he is convicted, or
(ii)	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against him, or
(iii)	in connection with an application for relief (see subsection (6)) in which the court refuses to grant him relief.
(4)	The references in subsection (3)(b) to a conviction, judgment or refusal of relief are to the final decision in the proceedings.
(5)	For this purpose —
(a)	a conviction, judgment or refusal of relief becomes final —
(i)	if not appealed against, at the end of the period for bringing an appeal, or

(ii)	if appealed against, at the time when the appeal (or any further appeal) is disposed of, and
(b)	an appeal is disposed of —
(i)	if it is determined and the period of bringing any further appeal has ended, or
(ii)	if it is abandoned or otherwise ceases to have effect.
(6)	The references in subsection (3)(b)(iii) to an application for relief is to an application for relief under section 144(3) or (4) of the Companies Act 1985 or Article 154(3) or (4) of the Companies (Northern Ireland) Order 1986 (acquisition of shares by innocent nominee), or section 727 of the Companies Act 1985 or Article 675 of the Companies (Northern Ireland) Order 1986 (general power to grant relief in case of honest and reasonable conduct).”
This paragraph (6) of Section 234 has been amended by paragraph 12 of Schedule 1 of the Companies Act 2006 (Commencement No. 3, Consequential Amendments, Transitional Provisions and Savings) Order 2007.

235	Qualifying pension scheme indemnity provision
(1)	Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying pension scheme indemnity provision.

(2)	Pension scheme indemnity provision means provision indemnifying a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company’s activities as trustee of the scheme.
Such provision is qualifying pension scheme indemnity provision if the following requirements are met.
(3)	The provision must not provide any indemnity against —
(a)	any liability by the director to pay —
(i)	a fine imposed in criminal proceedings, or
(ii)	a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or
(b)	any liability incurred by the director in defending criminal proceedings in which he is convicted.
(4)	The reference in subsection (3)(b) to a conviction is to the final decision in the proceedings.
(5)	For this purpose —
(a)	a conviction becomes final —
(i)	if not appealed against, at the end of the period for bringing an appeal, or
(ii)	if appealed against, at the time when the appeal (or any further appeal) is disposed of, and
(b)	an appeal is disposed of —
(i)	if it is determined and the period for bringing any further appeal has ended, or
(ii)	if it is abandoned or otherwise ceases to have effect.
(6)	In this section “occupational pension scheme” means an occupational pension scheme as defined in section 150(5) of the Finance Act 2004 (c.12) that is established under a trust.
239	Ratification of acts of directors
(1)	This section applies to the ratification by a company of conduct by a director amounting to negligence, default, breach of duty or breach of trust in relation to the company.
(2)	The decision of the company to ratify such conduct must be made by resolution of the members of the company.
(3)	Where the resolution is proposed as a written resolution neither the director (if a member of the company) nor any member connected with him is an eligible member.
(4)	Where the resolution is proposed at a meeting, it is passed only if the necessary majority is obtained disregarding votes in favour of the resolution by the director (if a member of the company) and any member connected with him. This does not prevent the director or any such member from attending, being counted towards the quorum and taking part in the proceedings at any meeting at which the decision is considered.
(5)	For the purposes of this section —
(a)	“conduct” includes acts and omissions;
(b)	“director” includes a former director;
(c)	a shadow director is treated as a director; and
(d)	in section 252 (meaning of “connected person”), subsection (3) does not apply (exclusion of person who is himself a director).
(6)	Nothing in this section affects —
(a)	the validity of a decision taken by unanimous consent of the members of the company, or
(b)	any power of the directors to agree not to sue, or to settle or release a claim made by them on behalf of the company.
(7)	This section does not affect any other enactment or rule of law imposing additional requirements for valid ratification or any rule of law as to acts that are incapable of being ratified by the company.
256	Associated bodies corporate
For the purposes of this Part —
(a)	bodies corporate are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate, and
(b)	companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.”
Section 727 of the Companies Act 1985 provides as follows:
“727	Power of court to grant relief in certain cases:

(1)	If in proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that the officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

(2)	If any such officer or person as above-mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

(3)	Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence may, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgment to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper.”
The Company has obtained directors’ and officers’ insurance coverage, which, subject to policy terms and limitations, includes coverage to reimburse the Company for amounts that it may be required or permitted by law to pay or indemnify its directors or officers.
2.	The Memorandum and Articles of Association of the Company are filed as an exhibit hereto and hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-144978) as Exhibit 4.5, and supersede the previous version of the Company’s Memorandum and Articles of Association which were filed with the Securities and Exchange Commission on July 31, 2007.

Exhibit	Item

Exhibit 4.5	Exhibit 4.5 to Registration Statement on Form F-3 (File No. 333-144978):

Memorandum and Articles of Association of the Registrant.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: August 6, 2008	By:	/S/ STEPHEN R. SCOTT
		Name:	Stephen R. Scott
		Title:	Group General Counsel and Company Secretary